UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 000-55982

C21 Investments Inc.
(Translation of registrant's name into English)

Suite 820, 1075 West Georgia Street, Vancouver, BC, V6E 3N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report: Appointment of Sonny Newman as new Chief Executive Officer (CEO)

99.2	Material Change Report: Updated status of Secured Debt and Forward Obligations

99.3	Shareholder Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C21 Investments Inc.
(Registrant)

Date: 07/25/2019	By:	/s/ Michael Kidd

Michael Kidd
	Title:	Chief Financial Officer